

May 6, 2022

Angus Pacala
Chief Executive Officer
Ouster, Inc.
350 Treat Avenue
San Francisco, California 94110

> **Re: Ouster, Inc.**
> **Registration Statement on Form S-3**
> **Filed May 2, 2022**
> **File No. 333-264600**

Dear Mr. Pacala:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Austin Pattan, Staff Attorney, at (202) 551-6756 or Joshua Shainess, Legal Branch Chief, at (202) 551-7951 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Drew Capurro